Form 10-K405, Exhibit 13
CLARK EQUIPMENT CO /DE/
filed 1995-03-31
CIK 109710

EXHIBIT 13
                         CLARK EQUIPMENT COMPANY
                PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS
                INCORPORATED BY REFERENCE INTO FORM 10-K

                  MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL OVERVIEW

Organizational Changes
In the second quarter of 1994, the Company completed the sale of Clark Automotive Products Corporation (CAPCO) through an initial public offering. CAPCO manufactures transmissions, primarily for on-highway applications, for sale in Brazil and North America. Clark sold approximately 91% of its interest in CAPCO and received net proceeds of approximately $103 million. A gain of approximately $33 million was realized on the sale. The results of CAPCO have been deconsolidated to reflect its operations as discontinued in the Statement of Income for all periods presented.

In May 1994, the Company purchased Blaw-Knox Construction Equipment Corporation (Blaw-Knox). Blaw-Knox is a leading manufacturer of asphalt pavers sold in North America and other world markets. The purchase price was approximately $145 million. The balance sheet and the results of operations of Blaw-Knox are included in the consolidated accounts of Clark subsequent to the acquisition date. If Blaw-Knox had been consolidated with Clark from January 1, 1993, pro forma sales would have been $984.6 million in 1994 and $780.0 million in 1993. As reported by the Company on a Form 8-KA filed on July 27, 1994, the pro forma impact on Clark of the acquisition of Blaw-Knox as of January 1, 1993, would have increased full-year 1993 net income from continuing operations by $0.19 per share, and would have increased first quarter 1994 net income from continuing operations by $0.12 per share.

VME Group N.V. (VME) is a joint venture owned 50% by the Company and 50% by AB Volvo of Sweden that manufactures and sells construction and earth-moving equipment. On March 5, 1995, Clark agreed to sell its shares in VME to Volvo for $573 million. VME is reflected as a discontinued operation in the Statement of Income for all periods presented.

The Company sold its Clark Material Handling Company (CMHC) business unit to Terex Corporation (Terex) on July 31, 1992, and recorded a gain of $8.5 million in the third quarter of 1992. The Statement of Income for 1992 has deconsolidated CMHC, reflecting its operations as a discontinued operation.

Operational Review

Clark's continuing operations, consisting of the Melroe, Blaw-Knox, and Clark-Hurth Components business units, improved substantially in 1994 compared with 1993, reflecting strong economic growth in the industries served. Sales in 1994 increased 36.8% over 1993 and Clark reported net income from continuing operations of $62.8 million, or $3.61 per share, compared with $21.6 million, or $1.24 per share, for 1993. The sales increase was the result of improved sales levels at both Clark-Hurth Components and Melroe, and includes incremental sales of approximately



$65.6 million from the acquisition of Blaw-Knox in May 1994. The 1994 results included special items that, in aggregate, lowered net income by $2.5 million, or $0.14 per share. These were: 1) an after-tax expense of $7.0 million for stock incentive programs resulting from increases during the year in the Company's stock price; 2) an after-tax gain of $2.7 million on the sale of certain overseas bonds; and 3) an after-tax gain of $1.8 million on the sale of a facility in Atlanta, Georgia. Included in the results for 1993 were several special items that, in aggregate, lowered net income by $8.7 million, or $0.50 per share. They were: 1) a $3.3 million after-tax charge for manpower reductions at Clark-Hurth Components; 2) an after-tax expense of $9.7 million for stock incentive programs resulting from an increase in the Company's stock price; 3) an after-tax refund of $3.5 million from the U.S. Customs Service as settlement of a disputed drawback claim; 4) a $2.2 million after-tax charge for the field retrofit of one skid-steer loader model with an additional hydraulic lock-out system to prevent potential misuse; and 5) a decrease in the Company's tax provision by $3.0 million, reflecting the impact of the 1993 retroactive increase in U.S. tax rates on recorded deferred tax assets.

Clark's results from discontinued operations increased to $99.1 million, or $5.69 per share, in 1994 from $20.3 million, or $1.17 per share, in 1993. VME reported significantly higher earnings of $64.9 million, or $3.73 per share, in 1994 compared with $7.8 million, or $0.45 per share, in 1993. This increase resulted from improved economic conditions and higher operating margins resulting from past cost-containment efforts. Also included in discontinued operations are the results of CAPCO, which in 1994 had income of $34.2 million, or $1.96 per share, primarily related to the gain on the sale of CAPCO. This compared with $12.5 million, or $0.72 per share, for CAPCO operations in 1993.

Net income, including continuing and discontinued operations and the impacts of accounting changes, was $161.9 million, or $9.30 per share, in 1994 compared with $48.0 million, or $2.76 per share, in 1993. The 1993 results include a change in accounting for income taxes at VME, which contributed $6.2 million, or $0.35 per share, to Clark's earnings.

In 1993, Clark's net results for continuing operations improved approximately 79.6% compared with 1992 results, reflecting increased sales and margins. Sales in 1993 increased 5.1% over 1992 and Clark reported net income from continuing operations of $21.6 million compared with $12.0 million for 1992. The profitability of VME improved from 1992, reflecting higher production, better price realization, savings from cost-reduction activities, and the devaluation of the Swedish krona. Clark reported equity income in VME operations of $7.8 million in 1993 compared with a loss of $48.1 million in 1992. Clark's share of the 1992 loss included an $8.5 million restructuring charge to close VME's St. Thomas, Ontario, plant and restructure its North American production operations. The charge encompassed employee termination costs, the write-down of certain assets, and moving and start-up costs for production transferred to Asheville, North Carolina, from St. Thomas.



In the years ended December 31, 1993 and 1992, the Company has reflected accounting changes in the Statement of Income. Effective January 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards (FAS) No. 109, "Accounting for Income Taxes." Adoption of this Statement resulted in the recognition of a cumulative tax benefit of $92 million related to the recognition of previously unrecognized net deferred tax assets. Effective January 1, 1993, VME adopted FAS No. 109. Clark's share of the cumulative tax benefit resulting from this accounting change was $6.2 million. At the same time, VME also adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and will recognize its estimated postretirement obligation for health and life insurance benefits on a transitional basis over 20 years. A charge of $1.4 million, which represents Clark's share, is included in the 1994 and 1993 VME results.

RESULTS OF OPERATIONS

Continuing Operations:

Sales in 1994 totaled $946.6 million, an increase of 36.8% from the 1993 level of $692.0 million. The 1993 sales increased 5.1% from the 1992 level of $658.5 million. The 1994 sales increase of $254.6 million relates mostly to volume improvement and includes incremental sales of $65.6 million from the acquisition of Blaw-Knox in May 1994. Minor price increases also contributed to the sales improvement. Favorable foreign currency translation increased sales by about $0.5 million. Strength in North American construction machinery markets was the primary cause of the 1994 sales increase. Selected European markets also showed some improvement. Excluding Blaw-Knox sales, North American sales increased by $128.5 million, or 28.2%, in 1994 when compared with 1993, and overseas sales increased $60.5 million, or 25.5%, when comparing the same period.

The 1993 sales increase of $33.5 million over 1992 related to volume and price improvements and offset an unfavorable foreign currency translation impact of about $29 million. North American sales increased $88.8 million, or 24.3%, and overseas sales decreased $55.3 million, or 18.9%, when comparing 1993 with 1992. The North American increase was mostly volume-related, while about 53% of the overseas decrease was related to changes in foreign currency translation rates.

Gross margins were $199.1 million, or 21.0% of sales, in 1994 compared with $134.9 million, or 19.5% of sales, in 1993. The gross margin percentage increased in 1994 over 1993 as a result of improved capacity utilization at Clark-Hurth Components and the contribution of Blaw-Knox.

Gross margins were $114.2 million, or 17.3% of sales, in 1992. The progressive improvement in each of these years relates to higher utilization levels and realizing benefits from cost-containment programs implemented beginning in 1990.



The Company translates its financial statements in accordance with FAS No.
52. The impacts of foreign currency and exchange transactions included in cost of goods sold were gains of $0.6 million in 1994 and losses of $0.8 million and $1.0 million in 1993 and 1992, respectively.

The Company exports certain products manufactured in the United States, principally for sale in European countries. In addition, certain products are manufactured in Europe for export sale, primarily in other European countries. These sales are typically invoiced in the currency of the country in which the products are sold. The relative strength or weakness of the currency of the country in which the products are manufactured can impact the profitability of these sales. The Company uses forward exchange contracts to reduce some of the uncertainty related to these sales transactions. Through use of forward exchange contracts, the Company is able to predetermine the value it will receive for these sales in terms of the currency where the product is manufactured. This enables the Company to better estimate its gross margins relating to these sales and to take appropriate steps in advance to improve margins through overall cost-reduction or pricing actions.

The Company limits its use of forward exchange contracts so that it is reasonably assured that the transactions it intends to protect will occur. The Company has adopted a policy of reflecting these contracts at their market value to the extent that significant unrealized gains or losses exist. In accordance with this policy, a loss of approximately $0.8 million was recorded at December 31, 1994. Prior to the adoption of this policy, the Company followed a practice of recognizing significant losses currently and reflecting market value gains as derivative transactions closed.

At December 31, 1994 and 1993, the Company had forward exchange contracts of $82 million and $95 million, respectively. The 1994 contracts mature periodically over the next 12 months and foreign-denominated sales transactions are expected to occur coincidental with the expiration of these instruments. The fair value of these contracts approximated the book value, as adjusted at each of the reporting periods. The Company believes that it has entered foreign exchange contracts covering about half of its 1995 expected cross-border sales. Cross-border sales transactions not effectively covered by forward exchange contracts are subject to currency fluctuations which could have an effect on future profit levels.

Research and development expenses of $15.6 million, $17.0 million, and $14.7 million were included in cost of goods sold in 1994, 1993, and 1992, respectively. The level of spending reflects the Company's commitment to develop new products and further enhance the quality of existing products through use of the latest technologies.

Due to reductions in domestic inventory levels, $1.8 million of LIFO income was recorded as a reduction of cost of goods sold in the fourth quarter of 1992. LIFO adjustments were not material in 1994 or 1993.




Selling and, general administrative expenses were $107.7 million, or 11.4% of sales, in 1994 compared with $102.7 million, or 14.8% of sales, in 1993 and $87.9 million, or 13.4% of sales, in 1992. The 1994 increase in the expenses from 1993 was principally related to volume- and promotional-related selling expenses. It also includes incremental expense of about $4.1 million due to the Blaw-Knox acquisition in May 1994, partially offset by a reduction of $4.4 million in expense related to stock incentive programs. The decrease as a percentage of sales resulted from higher sales and the fixed nature of certain of these expenses. The 1993 increase in expenses from 1992 was related to higher sales volume, retiree health care costs, and compensation-related matters, including stock incentive programs, which accounted for essentially all of the overall expense increase.

Operating income from continuing operations in 1994 increased about 184% to $91.4 million from the 1993 level of $32.2 million. This compares with $26.3 million in 1992. The increased level of operating income for 1994 and 1993 is attributable to higher sales and higher gross margins, partially offset by increases in selling, general and administrative expenses.

Other income was $20.7 million in 1994, compared with $15.0 million in 1993 and $14.9 million in 1992. The 1994 increase of $5.7 million from 1993 resulted from gains of about $4.2 million on the sale of certain overseas bonds and $2.8 million on the sale of a facility in Atlanta, Georgia. These gains were partially offset by reduced miscellaneous revenues and a decrease of $0.4 million in interest income. In August 1994, Melroe and Marubeni Corporation, a Japanese firm, completed a joint venture agreement to export Bobcat skid-steer loaders and attachments manufactured in North Dakota and market them in Japan. The new company, which is owned equally by Melroe and Marubeni, is headquartered in Yokohama, Japan. The Company's investment at December 31, 1994, was $1.1 million and is accounted for by the equity method. Clark has recorded an equity loss of $0.5 million for its share of the 1994 partial year operation and has classified this loss in other income. Other income in 1993 includes $1.7 million of interest from a duty drawback refund received from the U.S. Customs Service and an additional $1.8 million of interest resulting from the settlement of U.S. tax audits for 1989 through 1991. Excluding these items from 1993 interest income, the 1994 interest income was higher by $3.1 million, as a result of higher interest rates on invested cash.

Interest expense was $20.0 million in 1994, compared with $21.4 million in 1993 and $23.5 million in 1992. The decrease in each year is due to lower average debt balances outstanding in each succeeding period.

Pre-tax income from continuing operations was $92.1 million in 1994, $25.8 million in 1993, and $17.8 million in 1992. The year-to-year improvement reflects higher sales, improved gross margins, and the impact of expense-control actions taken in prior years, principally during 1991.




Tax provisions of $29.3 million, $4.2 million, and $5.8 million were recorded in 1994, 1993, and 1992, respectively. The effective tax rate in 1994 was 31.8%, which is somewhat less than the U.S. statutory rate as a result of the utilization of certain previously unrecognized foreign net operating loss carryforwards, which reduced the income tax provision by $3.3 million, and the existence of certain components of U.S. income which are not subject to tax. The 1993 effective tax rate was 16.3%. The U.S. corporate income tax rate was increased from 34% to 35% retroactive to January 1, 1993, and a tax credit of $3.0 million was recorded as net U.S. deferred tax assets were revalued at the higher tax rate. Without this item, the effective tax rate would have been 27.9% for 1993. The effective tax rate for 1992 was 32.4%. The tax rates in both years have been reduced by the utilization of capital loss carryforwards and other credits in the United States and net operating loss carryforwards at certain foreign locations. These impacts reduced the overall tax provisions by approximately $1.2 million in 1993 and $1.9 million in 1992.

DISCONTINUED OPERATIONS

Results from discontinued operations were income of $99.1 million in 1994 and $20.3 million in 1993, and losses of $38.1 million in 1992. The components of these results are as follows:
                                                Amounts in millions
                                                1994    1993    1992
Income (loss):
VME Group N.V. (50%)                           $64.9   $ 7.8 $(48.1)
CAPCO
  operations                                     1.3    12.5    8.2
  gain on sale                                  32.9
CMHC
  operations                                                   (7.1)
  gain on sale                                                  8.5
Insurance subsidiary                                            0.4
                                               $99.1   $20.3 $(38.1)
VME Group N.V.
Equity in the net results of VME, Clark's 50%-owned joint venture, was income of $64.9 million and $7.8 million in 1994 and 1993, respectively, and losses of $48.1 million in 1992. VME sales were $1,566 million in 1994, compared with $1,240 million in 1993 and $1,357 million in 1992. The 1994 VME earnings improvements were driven by higher sales volumes, improved price realization, and lower interest costs due to declining debt levels. North American markets continued to show strength in all product lines and certain markets in Western Europe, such as Great Britain and Scandinavia, also improved. The 1993 improvement in operating performance over 1992 was the result of higher capacity utilization; improved margins due to better price realization, partially accounted for by the devaluation of the Swedish krona; and savings from cost-reduction activities initiated in 1992. Clark's share of the 1992 loss was $48.1 million, and included the impacts of Swedish currency devaluation of approximately $2.0 million and a special charge of approximately $8.5 million to close VME's St. Thomas, Ontario, plant and restructure its North American production operations.

The charge encompassed employee termination costs, the write-down of certain assets, and moving and start-up costs for production transferred to Asheville, North Carolina, from St. Thomas.

On November 17, 1993, VME and Hitachi Construction Machinery Co. Ltd., both worldwide suppliers of construction and mining equipment, signed an agreement to establish a joint venture company in the rigid hauler business. The joint venture company, named Euclid-Hitachi Heavy Equipment Inc., became operational on January 1, 1994. Its headquarters is located in Cleveland, Ohio.

During 1992, the Company and AB Volvo each invested $15 million of additional capital into VME, along with an additional $35 million in subordinated loans.

Discontinued operations in 1992 included the results of an insurance subsidiary which had been held for sale. The subsidiary continues to be liquidated, and due to immateriality, these results have been reclassified into other income in 1993 and 1994. The investment in this operation has been classified on the Company's Balance Sheet in "other assets" for the periods presented.

ACCOUNTING CHANGES

Effective January 1, 1992, the Company adopted FAS No. 109. This resulted in the recognition of a cumulative net tax benefit of $92 million related to the recognition of previously unrecognized net deferred tax assets. In adopting FAS No. 109, the Company considered the cyclicality of its business, the nature of its prior operating losses, and the probable turnaround of temporary book and tax differences. Through this assessment, management has concluded that with the restructuring actions undertaken in prior years, including the sale of CMHC, Clark will be sufficiently profitable in the long-term to realize the tax benefits related to its temporary differences. In the adoption, Clark generally did not reflect benefits related to foreign net operating loss carryforwards or U.S. capital loss carryforwards, due to the limited nature of the carryforward periods and limitations on use. The underlying business conditions surrounding the operations that gave rise to the operating loss carryforwards were also considered. At December 31, 1994, the Company is continuing to follow a policy of recognizing the benefit of these carryforwards when realized.

Effective January 1, 1993, VME adopted FAS No. 109;
Clark's share of the cumulative tax benefit resulting from this accounting change was $6.2 million. VME also adopted FAS No. 106, effective January 1, 1993, and will recognize its estimated obligation on a transitional basis over 20 years. A charge of $1.4 million, which represents Clark's share, is included in the VME results in both 1994 and 1993.




CONTINGENCIES

Environmental

The Company is involved in environmental clean-up activities or litigation in connection with eight former waste disposal sites and four former plant locations. The Company also is involved in an environmental clean-up action at one current location. Additionally, the Company is a defendant in a lawsuit filed by the United States Environmental Protection Agency (EPA) that seeks civil penalties for alleged violations of the Clean Water Act, arising out of the discharge of certain metal finishing wastewaters generated at a current plant operating site.

At each of the eight waste disposal sites, Clark contracted with independent waste disposal operators to properly handle the disposal of its waste. The EPA also has identified other parties responsible for clean-up costs at the waste disposal sites. The Company has and will continue to accrue for these costs when the liability can be reasonably estimated. As of December 31, 1994 and 1993, the Company had reserves of approximately $16.0 million and $16.4 million, respectively, for potential future environmental clean-up costs. The environmental reserves represent Clark's current estimate of its liability for environmental clean-up costs and are not reduced by any possible recoveries from insurance companies. The Company's estimate of its liability is based upon: 1) the estimated costs of investigating and remediating the environmental contamination at each site and 2) the Company's estimated share of the liability at the site. Estimated costs of remediation can change as the site investigation and remediation progresses and additional information becomes available. Further, these estimated costs can change if the selected remedial action at a site is not effective and additional work is required. In addition, the development of new remediation technologies could impact these costs.

In estimating its share of the potential liability at a site, the Company takes into account the contributions to the clean-up costs that will be paid by other potentially responsible parties. The Company's share of the potential liability could therefore change if other potentially responsible parties become financially insolvent or dispute their liability. As a result of the possibility of changes in remedial cost estimates and in the Company's share of liability, the Company continually monitors the adequacy of its reserves and makes adjustments as necessary. Based upon the information presently available to it, the Company does not believe that it will incur any material costs in excess of the amount of its reserves as a result of any such changes.

Although management cannot determine whether or not a material effect on future operations is reasonably likely to occur, it believes that the recorded reserve levels are appropriate estimates of its potential liability for environmental clean-up costs. Further, management believes that the additional maximum exposure level in excess of the recorded reserve level would not be material to the financial condition of the Company. Although settlement of the reserves will cause future cash outlays, it is not expected that such outlays will materially impact the Company's liquidity position. The Company's expenditures in 1994 and 1993 relating to environmental compliance and clean-up activities approximated $2.1 million and $2.6 million, respectively.

Sale of CMHC

The Company sold its forklift truck business, CMHC, to Terex in 1992. As part of the sale, Terex and CMHC assumed substantially all of the obligations of the Company relating to CMHC operations, including: 1) contingent liabilities of the Company with respect to floor plan and rental repurchase agreements, 2) certain guarantees of obligations of third parties, and 3) existing and future product liability claims involving CMHC products. In the event that Terex and CMHC fail to perform or are unable to discharge any of the assumed obligations, the Company could be required to discharge such obligations.

Uncertainty exists as to the ultimate effect on Clark if Terex and CMHC fail to perform these obligations and commitments. While the aggregate losses associated with these obligations could be material, the Company does not believe such an event would materially affect the Company's ability to meet its cash requirements.

In their latest report on the financial statements that were filed as a part of Terex's 10-K for 1992, Terex's independent accountants indicated that Terex's recurring losses, its capital deficiency, and its inability to borrow additional funds under a bank lending agreement raised doubts about Terex's ability to continue as a going concern. Terex has filed its report on Form 10-Q for the third quarter of 1994 which indicates that it has reported net income for the three and nine month periods ended September 30, 1994, of $1.0 million and $.2 million, respectively. This compares with losses of $15 million and $45 million for the three and nine month periods ended September 30, 1993. The third quarter and nine month 1994 results include $4.3 million and $29.1 million, respectively, of gains related to sales of non-strategic assets. According to this Form 10-Q, cost-reduction actions have been implemented during 1994 and additional asset sales are expected to be completed in the fourth quarter of 1994. In its 10-Q, Terex indicates that with its existing credit facilities and through its other financing and cash-generating activities, it expects to be able to meet its obligations on a timely basis.

Other

Clark has certain other contingent liabilities that have arisen in the normal course of business. These, along with additional details on the sale of CMHC, are discussed further in the Notes to Consolidated Financial Statements, pages 34 to 38.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1994, the Company's cash and short-term investments amounted to $228.6 million compared with $235.8 million at December 31, 1993. At December 31, 1994, the Company's current ratio was 2.4 to 1 compared with 2.2 to 1 at December 31, 1993. The decrease in cash is principally due to the expenditure of approximately $145 million for the acquisition of Blaw-Knox, partially offset by proceeds from the sale of CAPCO of approximately $103 million and cash flow from all other activities of approximately $35 million.

In the first quarter of 1993, the Company filed a shelf registration statement with the SEC to register $150 million of medium-term notes. The Company sold approximately $90 million of medium-term notes during the second quarter of 1993. Approximately $60 million is available under this registration statement for future issuance by the Company.

Cash provided by continuing operations was $92.0 million in 1994, compared with $43.1 million in 1993 and $49.0 million in 1992. At the end of 1994, working capital increased to $290.5 million from $255.0 million at the end of 1993.

On April 6, 1994, the Company entered into a $100 million Master Credit Agreement with nine banks. The new Agreement has a term of three years and replaces a previous agreement of $66.2 million. There were no outstanding borrowings under the respective credit facilities as of December 31, 1994 and 1993. On February 21, 1995, the Company extended the term of this Agreement to April 6, 1998, and increased the amount available thereunder to $200 million through February 20, 1996, at which time it will revert to $100 million.

On February 3, 1995, the Company announced that it will make a tender offer to purchase for cash all of the outstanding shares of Club Car, Inc., a leading manufacturer of golf cars and light utility vehicles. The purchase price is expected to aggregate approximately $237 million, plus transaction costs. For the year ended September 30, 1994, Club Car reported sales of approximately $186 million, and at September 30, 1994, had tangible net worth of about $17 million. The Company expects to fund this acquisition with its available cash, through use of its revolving credit facility, and eventually through use of net proceeds from the sale of VME, which should amount to about $430 million after payment of taxes and costs of the transactions.

The Company also announced on February 3, 1995, that its Board of Directors has authorized the repurchase of as many as 3 million shares of its common stock. It is expected that proceeds from the VME sale will be partially used to fund this repurchase program.

The Company believes that it has adequate liquidity either through cash reserves, its line of credit, or through its access to public and private markets to meet its operating needs and strategic objectives.




CAPITAL INVESTMENT

Worldwide capital expenditures by continuing operations for facilities, manufacturing equipment, and tooling were as follows:
                                                 Amounts in millions
                                                1994      1993    1992
By Type
Capital facilities and
equipment. . . . . .                           $28.5     $20.9   $25.3
Tooling. . . . . .                               7.1       4.6     6.1
  Total expenditures. . . . . .                $35.6     $25.5   $31.4
By Location
North America. . . . . .                       $25.3     $19.8   $19.0
Foreign locations. . . . . .                    10.3       5.7    12.4
  Total expenditures. . . . . .                $35.6     $25.5   $31.4

Depreciation of fixed assets was $31.4 million in 1994, $28.5 million in 1993, and $29.8 million in 1992.

During the third quarter of 1994, the Melroe business unit announced plans to expand its Bobcat skid-steer loader manufacturing facility in Gwinner, North Dakota. The $15.0 million project is slated for completion in mid-1995. It will add more than 160,000 square feet of space to the existing 567,000-square-foot Gwinner plant, and include a new, 112,500-square-foot building to house Bobcat loader assembly and a 50,000-square-foot fabrication shop addition.

CAPITALIZATION

At December 31, debt as a percent of total capitalization (total debt and stockholders' equity) was 32.5% in 1994, 46.9% in 1993, and 47.9% in 1992.
The improvement in the ratio relates to increased stockholders' equity, principally current year income of $161.9 million and favorability in the cumulative translation adjustment account. Total debt at December 31, 1994, decreased to $217.4 million from the December 31, 1993, level of $236.9 million.

Stockholders' equity at year-end was $452.2 million in 1994, $268.2 million in 1993, and $252.6 million in 1992. At December 31, stockholders' equity per share was $25.98 in 1994, $15.41 in 1993, and $14.56 in 1992.

OUTLOOK

The backlog from continuing operations at the end of 1994 was $221 million, including $20 million for Blaw-Knox, compared with a backlog of $125 million at December 31, 1993.

Looking ahead, the Company believes the outlook for 1995 is excellent. Demand for the first quarter is unusually strong. Given current order levels and performance, the Company anticipates that first quarter 1995 sales and earnings will offset the normal seasonal decline and exceed fourth quarter 1994 results. Overall, it is expected that 1995 will be another strong year for Clark's businesses.

BALANCE SHEET
                                                       Amounts in thousands
December 31                                             1994           1993
ASSETS:
Current Assets:
  Cash, cash equivalents and short-term investments $  228,604     $  235,828
  Accounts and notes receivable, less allowances of
  $6.0 million and $5.5 million, respectively          109,545         79,144
  Refundable income taxes                                 -             3,543
  Inventories                                          123,728        104,841
  Deferred tax assets net                               24,384         29,202
  Other current assets                                   8,862          9,213

       TOTAL CURRENT ASSETS                            495,123        461,771

Investments and advances associated companies           12,555        122,106
Investments and advances discontinued operations
  VME Group N.V                                        195,943           -
Deferred tax assets-net                                100,402         97,357
Property, plant and equipment-net                      181,139        201,924
Assets held for sale                                      -             6,765
Goodwill                                               167,272         67,461
Other assets                                            41,465         45,890
       TOTAL ASSETS                                 $1,193,899     $1,003,274

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current Liabilities:
  Notes payable                                     $   11,944     $   22,512
  Accounts payable and accrued liabilities             157,128        150,142
  Income taxes payable                                   1,547          4,139
  Accrued postretirement benefits                       21,132         19,560
  Deferred income taxes                                    715            800
  Current installments on long-term debt                12,140          9,612
       TOTAL CURRENT LIABILITIES                       204,606        206,765
Long-term borrowings                                   193,294        204,770
Other non-current liabilities                           93,994         79,686
Accrued postretirement benefits                        241,837        233,239
Deferred income taxes                                    8,008         10,661
       TOTAL LIABILITIES                               741,739        735,121

Contingencies (pages 34 to 38)
Stockholders' Equity:
  Capital stock, common                                143,960        143,958
  Capital in excess of par value                       180,107        179,582
  Retained earnings                                    254,643         92,708
  Cumulative translation and other adjustments         (47,211)       (67,083)
                                                       531,499        349,165
  Less common stock held in treasury, at cost           53,470         49,728
  Less value of LESOP shares                            25,869         31,284
       TOTAL STOCKHOLDERS' EQUITY                      452,160        268,153
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $1,193,899     $1,003,274

See Notes to Financial Statements


                                  -12-
/TABLE

STATEMENT OF INCOME
                                                Amounts in thousands,
                                                except per share data
Years ended December 31                         1994         1993*         1992*

NET SALES                                    $946,599      $ 692,022     $658,535
OPERATING COSTS AND EXPENSES:
    Cost of goods sold                        747,492        557,138      544,294
    Selling, general and
        administrative expenses               107,668        102,699       87,905
                                              855,160        659,837      632,199
Operating income                               91,439         32,185       26,336
Other income                                   20,671         15,016       14,934
Interest expense                              (19,966)       (21,426)     (23,481)
Pre-tax income from continuing operations      92,144         25,775       17,789
Provision for income taxes                     29,329          4,196        5,773
Income from continuing operations              62,815         21,579       12,016
Discontinued operations:
     Income (loss) from operations             66,236         20,290      (46,577)
     Gain on sales                             32,884           -           8,519

Income (loss) from discontinued operations     99,120         20,290      (38,058)

Income (loss) before effect of changes in
   accounting principles                      161,935         41,869      (26,042)

Effect of accounting changes income taxes        -             6,150       92,000

NET INCOME                                   $161,935       $ 48,019     $ 65,958

INCOME(LOSS) PER SHARE:
     From continuing operations               $ 3.61         $ 1.24        $  .69
     From discontinued operations               5.69           1.17         (2.19)
     From effect of accounting changes           -              .35          5.31
        Net income                            $ 9.30         $ 2.76        $ 3.81

See Notes to Financial Statements
*Restated to reflect the deconsolidation of the automotive business and reflect the equity in net income of VME Group N.V. as a discontinued operation.


















                                  -13-

STATEMENT OF CASH FLOWS
                                                              Amounts in thousands
Years ended December 31                                   1994        1993*       1992*
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                              $161,935    $ 48,019    $ 65,958
Less (income) loss from discontinued operations          (66,236)    (20,290)     46,577
Adjustments to reconcile net income to net cash

provided by operating activities:
     Effect of accounting changes                           -         (6,150)    (92,000)
     Depreciation                                         31,444      28,532      29,836
     Amortization of intangibles                           3,514       2,083       2,482
     Net gain on sale of a business                      (32,884)       -         (8,519)
     Exchange (gain) loss                                   (608)        796         981
     Employee benefit expense funded
          with treasury stock                              1,549         800         908
     Loss of unconsolidated company                          500        -           -
     Changes in assets and liabilities, net of the
          effects of business dispositions and acquisition:
     Decrease (increase) in receivables
          and other current assets                       (19,604)     (7,828)     11,643
     Decrease (increase) in refundable
          income taxes                                     3,543      (3,543)      7,400
     Increase in inventory                               (14,889)    (11,580)     (1,921)
     Decrease in net deferred tax assets                   1,474         174       4,066
     Increase (decrease) in payables and accruals         11,756      27,467     (25,432)
     Decrease (increase) in other
          non-current assets                               6,868       2,059      (3,612)
     Increase (decrease) in other
          long-term liabilities                            3,480     (17,624)     10,584
     Other                                                   193         172          78
     Net cash provided by operating activities            92,035      43,087      49,029
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of businesses
   (net of businesses' cash)                             103,405        -         80,454
Cost of acquisition-net of cash acquired                (145,363)       -           -
Additions to properties                                  (35,571)    (25,469)    (31,438)
Sales of properties                                       10,309       1,040         556
Decrease (increase) in short-term investments             20,400     (79,700)    (47,506)
Decrease (increase) in investments and
   advances associated companies                          (1,938)         (2)         45

     Net cash provided (used) in investing activities    (48,758)   (104,131)      2,111
CASH FLOWS FROM FINANCING ACTIVITIES:
Additions to long-term borrowings                           -         91,006        -
Payments on long-term debt                                (8,062)    (82,290)    (21,929)
Increase (decrease) in notes payable current             (12,888)      9,708     (21,442)
Proceeds from sale of stock under option plans                11         330        -
Other                                                      2,454         129         311
     Net cash provided (used) in financing activities    (18,485)     18,883     (43,060)
Effect of exchange rate changes on cash                    1,499      (2,162)     (2,990)
Cash flows from discontinued operations                  (13,115)      8,527     (43,968)
Increase (decrease) in cash and cash equivalents          13,176     (35,796)    (38,878)
Cash and cash equivalents at beginning of year            35,228      71,024     109,902
Cash and cash equivalents at end of year                  48,404      35,228      71,024
Short-term investments (cost approximates market)        180,200     200,600     120,900
Cash, cash equivalents, and short-term investments      $228,604    $235,828    $191,924

See Notes to Financial Statements
*Restated to reflect the deconsolidation of previously owned businesses and reflect VME Group N.V. as a discontinued operation.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The financial statements of Clark Equipment Company (Clark or the Company) include the accounts of all majority-owned subsidiaries. All material intercompany balances and transactions are eliminated. The Company's investments in associated companies owned 20% or more are accounted for using the equity method. Investments in companies owned less than 20% are carried at cost.

Changes in Reporting Entity - In the second quarter of 1994, the Company completed the sale of Clark Automotive Products Corporation (CAPCO) through an initial public offering. CAPCO was a business unit of Clark that manufactured transmissions, primarily for on-highway applications, for sale in Brazil and North America. Clark sold approximately 91% of its interest in CAPCO and received net proceeds of approximately $103 million. A gain of approximately $33 million was realized on the sale. The results of CAPCO have been deconsolidated to reflect the operations of this segment on a discontinued basis in the Statement of Income for all periods presented. The notes pertaining to the Statement of Income do not include amounts related to CAPCO.

On May 13, 1994, the Company purchased Blaw-Knox Construction Equipment Corporation (Blaw-Knox). Blaw-Knox is a leading manufacturer of asphalt pavers sold in North America and other world markets. The purchase price was approximately $145 million. The balance sheet and the results of operations of Blaw-Knox are included in the consolidated accounts of Clark subsequent to the acquisition date. If Blaw-Knox had been consolidated with Clark from January 1, 1993, pro forma sales (unaudited) would have been $984.6 million in 1994 and $780.0 million in 1993. As reported by the Company on a Form 8-KA filed on July 27, 1994, the pro forma impact (unaudited) on Clark of the acquisition of Blaw-Knox as of January 1, 1993, would have increased full-year 1993 net income from continuing operations by $0.19 per share, and would have increased first quarter 1994 net income from continuing operations by $0.12 per share.

VME Group N.V. (VME) is a joint venture owned 50% by the Company and 50% by AB Volvo of Sweden that manufactures and sells construction and earth-moving equipment. On March 5, 1995, Clark agreed to sell its shares in VME to Volvo for $573 million. VME is reflected as a discontinued operation in the Statement of Income for all periods presented.

The Company sold its Clark Material Handling Company (CMHC) business unit to Terex Corporation (Terex) on July 31, 1992, and recorded a gain of $8.5 million in the third quarter of 1992. The Statement of Income for 1992 has deconsolidated CMHC, reflecting its operations as a discontinued operation. Due to the reporting of

CMHC on a discontinued basis, the notes pertaining to the Statement of Income do not include amounts related to CMHC.

Currency Translation-Financial statements of subsidiaries operating outside of the United States are translated into U.S. dollar equivalents in accordance with Statement of Financial Accounting
Standards (FAS) No. 52.

Foreign currency exchange results reflected in the Statement of Income were gains of $3.7 million in 1994 (including gains of $3.1 million from equity investments), losses of $9.2 million in 1993 (including losses of $8.4 million from equity investments), and losses of $10.8 million in 1992 (including losses of $9.8 million from equity investments).

Revenue Recognition-The Company's policy is to recognize sales at the time of shipment. The Company allows dealers to return a certain level of parts under formal parts return programs. The estimated liability for these programs approximated $1.2 million in 1994 and $0.9 million in 1993, and is accrued in the Balance Sheet.

Cash, Cash Equivalents, and Short-Term Investments-Cash equivalents and short-term investments include temporary investments of $208.1 million and $231.3 million at December 31, 1994 and 1993, respectively. Temporary investments are recorded at cost plus accrued interest, which approximates market value.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents. The Company's cash flows from continuing operations were reduced by cash paid for interest of $19.4 million, $18.8 million, and $19.2 million and income taxes of $28.1 million, $10.8 million, and $5.0 million during 1994, 1993, and 1992, respectively.

The Statement of Cash Flows for all years presented has been prepared based on the continuing operations of the Company. As such, the discontinued cash flows of CAPCO, VME, and CMHC have been reflected separately within the Statement of Cash Flows.

Fair Value of Financial Instruments-The Company estimates the fair value of all financial instruments where the face value differs from the fair value, primarily long-term debt and forward exchange contracts, based upon quoted amounts or the current rates available for similar financial instruments. If fair value accounting had been used at December 31, 1994 and 1993, instead of the historic basis of accounting used in the financial statements, long-term debt would exceed the reported level by approximately $4 million and $20 million, respectively, and the value of forward exchange contracts would approximate the amounts reflected in the financial statements.


Inventories-Inventories at December 31, 1994 and 1993, net of valuation allowances of $13.3 million and $12.1 million, respectively, are classified as follows:
                                            Amounts in millions
                                              1994        1993
Raw materials                               $ 37.1       $ 38.9
Work in process and finished goods            86.6         65.9
                                            $123.7       $104.8

Inventories are valued at the lower of cost or market by the last-in, first-out (LIFO) method for substantially all domestic inventories and by the first-in, first-out (FIFO) method for all foreign inventories.

If the FIFO method of inventory accounting had been used worldwide, inventories would have increased by $28.4 million at December 31, 1994, and $27.2 million at December 31, 1993. Inventory subject to LIFO approximates 65% of total inventory at December 31, 1994. During 1992, certain domestic inventory quantities were reduced. These reductions resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect decreased cost of goods sold related to continuing operations by approximately $1.8 million in the fourth quarter of 1992. LIFO adjustments were not material in 1994 or 1993.

Properties and Depreciation-Property, plant and equipment are carried at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized. The Company generally uses the straight-line method of depreciation. Depreciation lives generally range from eight to 50 years for land improvements, eight to 50 years for buildings, and three to 25 years for machinery and equipment. Properties retired or sold are removed from the property accounts, with gains or losses on disposal included in income.



The year-end property, plant and equipment balances for the past two years are classified as follows:
                                       Amounts in millions
                                               1994     1993
Land                                          $ 10.5   $  6.9
Land improvements                                4.9      5.5
Buildings                                       76.0     75.6
Machinery and equipment                        291.0    399.3
                                               382.4    487.3
Accumulated depreciation                      (201.3)  (285.4)
                                              $181.1   $201.9

Assets Held for Sale - Assets held for sale at December 31, 1993, represented one of CMHC's former manufacturing facilities. This facility was sold in 1994 for an amount approximating the value reflected in the 1993 balance sheet.

Goodwill Amortization - The Company is generally amortizing goodwill on a straight-line method over a 40-year period. Goodwill shown in the consolidated financial statements relates to: 1) the Company's 1990 acquisition of Hurth Axle S.p.A., an Italy-based company, which is remeasured into U.S. dollars using current exchange rates (current balance: $68.9 million); and 2) the Company's 1994 acquisition of Blaw-Knox (current balance: $98.4 million). The amortization recorded for 1994, 1993, and 1992 was $3.5 million, $2.1 million, and $2.5 million, respectively. Accumulated amortization at December 31, 1994 and 1993, was $11.4 million and $7.9 million, respectively.

The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to its net capital investment in the subsidiary. Based on its review, the Company does not believe that an impairment of its goodwill has occurred.

Costs and Expenses - Provisions are made currently for estimated future costs under present product warranties. The costs of health and life insurance postretirement benefits are accrued and charged against income as earned in accordance with the provisions of FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Annual expenses under the provisions of this Statement represent a combination of the interest and service cost provisions of the annual accrual, along with the actual benefits provided and paid for active employees. Benefits provided and paid on behalf of retirees are charged directly against the established reserve. The accounting for health care benefits anticipates future cost-sharing changes that are consistent with the Company's expressed intent. Effective January 1, 1993, VME adopted FAS No. 106 and will recognize its estimated obligation on a transitional basis over 20 years.

Income Taxes - Prior to 1992, the Company accounted for income taxes using Accounting Principles Board Opinion No. 11. Effective January 1, 1992, the Company adopted FAS No. 109, "Accounting for Income Taxes." This adoption resulted in the recognition of a cumulative net tax benefit of $92 million related to the recognition of previously unrecognized net deferred tax assets. Effective January 1, 1993, VME also adopted FAS No. 109, and Clark's share of the cumulative tax benefit resulting from this accounting change was $6.2 million.

The tax cost on foreign earnings remitted to the United States in 1994 and 1992 was $1.0 million and $0.6 million in the respective years. There was no cost on 1993 remittances. The Company considers undistributed earnings of its foreign subsidiaries at December 31, 1994, to be permanently invested.



Guarantees and Contingencies - Guarantees and contingencies are accrued when a loss is considered probable and the amount is measurable.

Income Per Share - Income per share amounts are based on the weighted average number of shares and the dilutive common equivalent shares outstanding during the years.

Derivative Instruments - The Company uses forward exchange contracts to reduce some of the uncertainty related to the currency impacts surrounding certain cross-border sales transactions. Through use of these forward exchange contracts, the Company is able to predetermine the value it will receive for these sales in terms of the currency where the product is manufactured. This enables the Company to better estimate its gross margins relating to these sales and to take appropriate steps in advance to improve margins through overall cost-reduction or pricing actions.

The Company limits its use of forward exchange contracts so that it is reasonably assured that the transactions it intends to protect will occur. The Company has adopted a policy of reflecting these contracts at their market value to the extent that significant unrealized gains or losses exist. In accordance with this policy, a loss of approximately $0.8 million was recorded at December 31, 1994. Prior to the adoption of this policy, the Company followed a practice of recognizing significant losses currently and reflecting market value gains as derivative transactions closed.

At December 31, 1994 and 1993, the Company had forward exchange contracts of $82 million and $95 million, respectively. The 1994 contracts mature periodically over the next 12 months, and foreign-denominated sales transactions are expected to occur coincidental with the expiration of these instruments. The fair value of these contracts approximated the adjusted face value at each of the reporting periods. The Company believes that it has entered forward exchange contracts covering about half of its anticipated 1995 cross-border sales. Cross-border sales transactions not effectively covered by forward exchange contracts are subject to currency fluctuations, which could have an effect on future profit levels.

The Company also has entered into an interest rate swap contract to convert $10 million of fixed rate debt to a floating rate instrument. The differential impact of this swap contract is settled routinely with the corresponding financial institution, and the interest costs included in the Financial Statements reflect the floating rate implicit in the swap contract.

DISCONTINUED OPERATIONS
As previously mentioned on page 15, on March 5, 1995, Clark agreed to sell its shares in VME to AB Volvo of Sweden. In the preparation of these financial statements, the operations of VME have been reflected on a discontinued basis in the Statement of Income for all years presented.

VME Group N.V.

The Company's investments in VME were $195.9 million and $122.1 million in 1994 and 1993, respectively. VME is a joint venture owned 50% each by the Company and AB Volvo of Sweden. Following are condensed financial data of VME:

                                                   Amounts in millions

Year ended December 31,                            1994     1993    1992
Net sales                                        $1,566   $1,240  $1,357
Gross profit                                        424      281     188
Net income (loss)                                   132       30    (94)

As at December 31,                                 1994     1993
Current assets                                   $  660   $  531
Non-current assets                                  293      258
Current liabilities                                 409      314
Non-current liabilities
   and deferred taxes                               164      247

The $6.8 million difference between the Company's investment and its equity in VME net assets at December 31, 1994, relates primarily to additional equity contributions made in prior years, which are treated as goodwill. Goodwill amortization approximated $1.1 million in each year presented. During the second half of 1992, the Company and AB Volvo each invested $15 million in VME's capital, and each made subordinated loans of an additional $35 million. The subordinated loans bear interest of 1.3% over LIBOR and mature in January 1996.

Effective January 1, 1993, VME adopted FAS No. 109, "Accounting for Income Taxes," and recorded a benefit of $12.3 million. VME also adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993, and will recognize its estimated obligation on a transitional basis over 20 years. A charge of $2.8 million is included in VME's 1994 and 1993 net income related to this change in accounting. Clark's share of each of these accounting changes is consistent with its 50% ownership position in VME.

Transactions with VME are conducted on the basis of normal commercial relationships, at prevailing market prices, and are considered immaterial.

CAPCO

As previously mentioned on page 15, the initial public offering of CAPCO was completed in the second quarter of 1994. In the preparation of these financial statements, the results of CAPCO have been deconsolidated to reflect the operations of this segment on a discontinued basis in the Statement of Income for all years presented.

Condensed income statement information related to CAPCO for the first four months of 1994 and the two years ended December 31, 1993 and 1992, follows:

                                                    Amounts in millions
                                                    1994   1993     1992

Net sales                                          $54.2 $184.4   $145.5
Pre-tax income from operations                       2.3   20.7     12.8
Net income from operations                           1.3   12.5      8.2
Gain on sale                                        32.9

Included in CAPCO's pre-tax income from operations is a foreign loss of $3.3 million in 1994 and income of $8.4 million and $2.0 million in 1993 and 1992, respectively. Net income in 1993 and 1992 benefited from the utilization of operating loss carryforwards in Brazil in the respective amounts of $3.7 million and $1.3 million. Included in the gain on the sale of this business is a tax provision of $3.0 million.

CMHC

In July 1992, the Company sold its material handling business, Clark Material Handling Company (CMHC). This business has been classified in the Statement of Income as a discontinued operation for all years presented. Condensed income statement information related to CMHC through July 31, 1992, follows:

                                                 Amounts in millions
                                                         1992

Net sales                                              $248.5
Pre-tax loss from operations                            (11.2)
Net loss from operations                                 (7.0)
Gain on sale                                              8.5

Included in the pre-tax loss from operations is foreign income of $2.6 million. Included in the gain on the sale of CMHC is a tax benefit of $7.6 million.

Other

Discontinued operations in 1992 include the results of an insurance subsidiary which had been held for sale. The subsidiary continues to be liquidated, and due to immateriality, these results have been reclassified to other income in 1993 and 1994. The investment in this operation has been reclassified on the Company's Balance Sheet to "other assets" for both periods presented.





INVESTMENTS AND ADVANCES
ASSOCIATED COMPANIES

Marubeni Bobcat Sales Company

In August 1994, Melroe Company, a business unit of Clark, and Marubeni Corporation, a Japanese firm, completed a joint venture agreement to export Bobcat skid-steer loaders and attachments manufactured in North Dakota and market them in Japan. The new company, which is owned equally by Melroe and Marubeni, is headquartered in Yokohama, Japan. The Company's investment at December 31, 1994, was $1.1 million and is accounted for by the equity method. Clark has recorded an equity loss of $0.5 million for its share of the 1994 losses and has classified this loss in other income.

Investment in CAPCO

In the second quarter of 1994, the Company sold approximately 91% of its interest in CAPCO to the public through an initial public offering. The Company's remaining 9% investment, which is classified as available for sale, is valued at $11.4 million at December 31, 1994, and includes an adjustment of $4.6 million to increase the cost basis of the investment to fair market value in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

ACCRUED LIABILITIES

Accounts payable and accrued liabilities include
the following:
                                            Amounts in millions
                                              1994        1993
Trade payables                              $ 87.1       $ 65.0
Accrued payrolls
and related taxes                             30.3         34.8
Accrued warranty                              12.1         15.5
Accrued pension                                4.6         12.5
Other                                         23.0         22.3
                                            $157.1       $150.1

Other non-current liabilities include the following:

                                             Amounts in millions
                                              1994         1993
Accrued pension                              $16.5        $ 2.4
Accrued product liability                     17.1         14.8
Environmental                                 13.7         13.5
Income taxes payable                          15.2         15.4
Discontinued operations reserves               8.5          9.6
Other                                         23.0         24.0
                                             $94.0        $79.7



OTHER INCOME
Following is a summary of the major elements of other income for the years ended December 31:
                                                 Amounts in millions
                                              1994      1993       1992
Interest income                              $11.0     $11.4      $10.6
Gain on sale of assets                         7.0        -          -
Sundry items, net                              2.7       3.6        4.3
                                             $20.7     $15.0      $14.9

The 1994 gain on sale of assets relates to the sale of certain overseas bonds of $4.2 million and the sale of a parts facility in Atlanta, Georgia, for $2.8 million.

The 1993 interest income includes income of $1.7 million from a duty drawback refund received from the U.S. Customs Service, and interest of $1.8 million due from the settlement of U.S. tax audits for 1989 through 1991. Interest income received on the subordinated loan to VME amounted to $2.0 million in 1994 and $1.6 million in 1993.

SUPPLEMENTARY INCOME STATEMENT
INFORMATION
                                                   Amounts in millions
                                                 1994     1993      1992
Maintenance and repairs                         $18.0    $16.3     $16.9
Taxes, other than payroll
and income taxes                                  9.7      7.7       8.4
Rents                                             4.4      4.8       5.0
Advertising costs                                 6.3      6.0       6.7
Research and
development costs                                15.6     17.0      14.7

INCOME TAXES
Following is a segregation of pre-tax income from continuing operations as reported by U.S. and foreign companies:
                                                    Amounts in millions
                                                 1994      1993       1992
Pre-tax income (loss)
Continuing operations:
        United States                           $78.0     $27.0      $12.7
        Foreign                                  14.1      (1.2)       5.1
                                                $92.1     $25.8      $17.8





The elements of the provision for income taxes are as follows:

                                                   Amounts in millions
                                                 1994     1993      1992
Current income taxes:
        Federal                                 $19.9    $2.1     $(1.1)
        Foreign                                   2.1     1.7       2.4
        State                                     2.5      .3        .6
Total current                                    24.5     4.1       1.9
Deferred (prepaid)
income taxes:
        United States
          recurring                               4.1     4.5       4.5
          change in tax rates                      -     (3.0)       -
        Foreign                                    .7    (1.4)      (.6)
Total deferred                                    4.8      .1       3.9
Provision for income
        taxes on continuing operations          $29.3    $4.2     $ 5.8

The U.S. corporate income tax rate increased from 34% to 35% in 1993. A tax credit of $3.0 million was recorded in 1993 as net U.S. deferred tax assets were revalued at the higher tax rate.

Deferred tax assets before valuation allowances approximate $148 million as of December 31, 1994, and $160 million as of December
31, 1993. These assets consist of:
                                                      Amounts in millions
                                                         1994       1993
Expected future tax
benefits relating to
postretirement benefits                                  $ 97      $ 94
Self-insurance and
warranty reserves                                          10        11
Environmental reserves                                      6         6
Pension and deferred
compensation commitments                                   15        15
Loss and credit carryforwards                              17        27
Other items                                                 3         7
Gross deferred tax assets                                 148       160
Valuation allowances                                      (23)      (33)
Net deferred tax assets                                  $125      $127

Valuation allowances relate largely to net operating foreign tax credit and capital loss carryforwards. A valuation allowance of approximately $6 million also has been established related to certain temporary differences for which deferred tax assets have been provided but for which the ultimate realization of tax benefits is not certain.

Deferred tax liabilities as of December 31, 1994 and 1993, of $8.7 million and $11.5 million, respectively, are comprised of differences in the recorded book and tax basis of assets.

As of December 31, 1994, the Company has foreign net operating loss, U.S. capital loss, and foreign tax credit carryforwards, the tax benefits of which approximate $7 million, $8 million, and $2 million, respectively, for which no financial statement benefit has been recognized. Approximately $1.6 million of these operating loss benefits expire by 1998, while the remainder have an indefinite carryforward period. The capital loss expires in 1997. The foreign tax credit carryforward expires in 1996. Benefit relating to these carryforwards has not been reflected because of the limited carryforward periods and the limitations on their use. Future benefit may occur to the extent capital gains or foreign-sourced income are recognized prior to the expiration of the carryforwards. During 1993 and 1992, pre-tax capital gain income relating to continuing operations of approximately $3.0 million and $1.8 million, respectively, was earned, favorably impacting the Company's tax provision.

At the time of the adoption of FAS No. 109, no net benefit was given to the foreign operating loss carryforwards because of the limited carryforward periods and/or the uncertain business conditions relating to the operations giving rise to such carryforwards. With respect to these carryforwards, the Company at December 31, 1994, has continued to follow the policy that the benefit of these carryforwards will be recognized when realized. As such, future recognition of these carryforwards will be reflected if the foreign entities have sufficient earnings before the expiration periods of the respective loss carry-forwards. The 1994 tax provision has been reduced by $3.3 million as a result of the utilization of such carryforwards. Future tax benefits of these carryforwards could aggregate $7 million if all such carryforwards become realizable.

The deferred tax asset valuation reserve was approximately $23 million at December 31, 1994, compared with $33 million at December 31, 1993 and $31 million at December 31, 1992. The reduction in the 1994 balance resulted principally from the utilization of net operating and capital loss carryforwards. A tax benefit of approximately $8 million was realized as a result of the utilization of capital loss carryforwards in conjunction with the sale of CAPCO in May 1994.

The increase in the 1993 valuation allowance compared with the level at December 31, 1992, was the result of additional net operating loss carry-forwards at certain locations, a revised estimate of the capital loss carryforward, and a revision of foreign tax credit carryforwards resulting from an Internal Revenue Service audit. The reserve was reduced by $3.7 million as a result of the realization of net operating loss carryforwards at CAPCO's Brazilian operations.

The valuation allowance at December 31, 1992, of $31 million was $22.3 million less than that originally provided at the time of the adoption of FAS No. 109. Approximately $19.5 million of this difference relates to the temporary differences of CMHC, net of the unrealized capital loss benefit. Valuation reserves for future tax benefits of CMHC were provided at the time of the adoption of FAS No. 109 because it was expected that such benefits would accrue to the purchaser. The remaining difference reflects the domestic utilization of capital loss carryforward benefits and the utilization of operating loss carryforwards at certain foreign locations in 1992.

A reconciliation of the net effective tax rate for continuing operations to the U.S. statutory federal income tax rate for the three years ended December 31, 1994, is as follows:

                                                   Amounts in millions
                                                  1994    1993     1992
U.S. federal statutory rate                       35.0%   35.0%    34.0%
Increase (decrease) in rate
resulting from:
Revaluation of deferred
tax assets for change
in U.S. tax rates                                   -    (11.6)      -
Utilization of net
operating and capital
loss carryforwards
and other credits                                 (3.6)   (4.5)   (10.9)
Higher foreign taxes                               2.0     2.7      7.2
Change in reserve for
potential disallowances                           (2.3)     -        -
Foreign distributions, net
of foreign tax credits                             1.1      -       2.6
Income not subject to tax                         (2.0)   (3.1)    (2.4)
Other, net                                         1.6    (2.2)     1.9
Net effective tax rate                            31.8%   16.3%    32.4%

Undistributed earnings and basis differentials approximate $45.3 million at December 31, 1994. Any future dividends declared and remitted are expected to be solely from the current earnings of the respective operations. Undistributed earnings and existing basis differentials will become subject to tax in the event that they are remitted or if the Company should sell such operations. It is not expected that the additional tax that would be required if earnings were to be distributed would be material.










LONG-TERM AND SHORT-TERM DEBT

Following is a summary of long-term debt of the Company and its consolidated subsidiaries due after one year, as of December 31:
                                                      Amounts in millions
                                                        1994        1993
Medium-term notes having
maturities ranging from
June 14, 1995, to May 15, 2023,
and interest rates ranging
from a floating LIBOR plus
.55% to a fixed 8.35%
(face amount $90,250,000)                             $ 79.7      $ 89.6

9 3/4% notes due March 1, 2001
(face amount $100,000,000)                              99.7        99.7

6% industrial development
revenue bonds, payable
$400,000 in 1998 and $900,000
annually in 1999 to 2002                                 4.0         4.0

Hurth obligations due in periods
ranging from 1995 to 2000,
at an average rate of 9.5%                               9.9        11.5
                                                      $193.3      $204.8

Required payments on long-term debt are $12.1 million in 1995, $23.2 million in 1996, $1.9 million in 1997, $12.3 million in 1998,
$2.8 million in 1999, and $153.1 million thereafter.

In the second quarter of 1993, the Company issued approximately $90 million of medium-term notes under a $150 million shelf registration statement. These include $50 million of 30-year notes at an average rate of approximately 8.20%. The remaining notes have maturities ranging from June 14, 1995, to July 1, 1998, at rates ranging from a floating LIBOR plus .55% to a fixed 6.25%.

On April 6, 1994, the Company entered into a $100 million Master Credit Agreement with nine banks. The new Agreement has a term of three years and replaces a previous agreement of $66.2 million. The Agreement carries restrictions on minimum net worth and debt-to-capitalization ratios. At December 31, 1994 and 1993, there were no amounts outstanding under the respective credit facilities and the Company was in compliance with the facility requirements. On February 21, 1995, the Company extended the term of this Agreement to April 6, 1998, and increased the amount available thereunder to $200 million through February 20, 1996, at which time it will revert to $100 million.




At December 31, worldwide short-term bank lines of credit, subject to cancellation upon notice by the bank or the Company, were:

                                                  Amounts in millions
                                              1994       1993       1992
Lines of credit                              $56.2      $46.2      $44.3
Unused lines of credit                        44.3       23.7       31.1
Maximum borrowings
during year                                   26.7       22.5       42.7
Average borrowings                            16.0       18.2       27.0
Average rate on foreign
borrowings outstanding
at December 31                                5.9%       8.2%       9.6%
Daily weighted average
interest rate                                 7.4%      11.2%      10.8%

CAPITAL STOCK

The Company has authorization for 40,000,000 shares of $7.50 par value Common Stock. There were 17,400,975 shares and 17,401,903 shares outstanding at December 31, 1994 and 1993, respectively. These shares include 2,053,996 shares held in the LESOP trust. Shares held as treasury stock were 1,793,709 shares and 1,792,431 shares at the respective year-ends. The Company also has authorization for 3,000,000 shares of $1.00 par value Preferred Stock, none of which have been issued.

In 1987, the Board of Directors adopted a Rights Plan, which was amended in 1990 and will expire in 1997. The Rights Plan may become operative in the event that certain change of control conditions occur.





















STOCK OPTIONS

Following is a summary of the changes in options under the 1975 and 1985 stock option plans for each of the last three years:

                                              1994      1993      1992
Outstanding at
January 1, at
an average price per
share of $18.57,
$20.08, and $25.05,
respectively                                172,151   306,030   114,662

Options granted
at an average price
per share of
$18.50 in 1992                                   -       -      219,581

Canceled or lapsed                             (500)  (40,002)  (28,213)

Exercise of
previously granted
options at an
average grant price
per share of
$18.58 and $19.71,
respectively                                (59,632)  (29,278)     -

Exercise of
options with
appreciation rights                        (104,281) (64,599)      -

Outstanding at
December 31, at an
average price per
share of $18.50,
$18.57, and $20.08,
respectively                                  7,738   172,151   306,030

In addition to the above options, there were performance units outstanding at December 31 of 259,951 in 1994, 492,840 in 1993, and 568,776 in 1992, which had average exercise prices of $20.57, $19.58, and $21.88 in the respective years. These performance units are equivalent to free-standing stock appreciation rights. When the performance units are surrendered, the grantee receives a cash payment for each unit surrendered, equal to the amount by which the price of Clark stock on the date of surrender exceeds the exercise price. The accrued liability of the options with stock appreciation rights and the performance units at December 31 was $6.7 million in 1994, $11.9 million in 1993, and less than $0.1 million in 1992. The related expense was $11.1 million, $15.5 million, and less than $0.1 million in each of the respective years.

On May 10, 1994, the stockholders of the Company approved the 1994 Long-Term Incentive Plan (LTIP), which provides for certain stock-based compensation plans, including stock options and stock appreciation rights. The stockholders authorized 850,000 shares for issuance under the LTIP. As of December 31, 1994, no options have been granted under the LTIP.

PENSION COSTS

The Company has non-contributory defined benefit pension plans covering certain of its U.S. employees and certain employees and retirees of previously owned businesses. The plans covering salaried employees provide benefits based upon years of service and final average compensation. The plans covering hourly employees provide monthly benefits based upon a flat rate and years of service.

Assets of the U.S. plans are invested primarily in U.S. government and agency bonds, equities, fixed income securities, and insurance contracts. The Company's funding policy for its qualified plans generally is to contribute no less than the minimum amount required by law and no more than the maximum amount that can be deducted for federal income tax purposes.

Some of the Company's foreign subsidiaries also have defined benefit pension arrangements. These plans are not required to report to governmental agencies pursuant to ERISA, and do not otherwise determine the actuarial value of accumulated benefits or net assets available for benefits.

Consolidated worldwide 1994 pension expense for defined benefit plans was $11.5 million, compared with $9.2 million in 1993 and
$6.8 million in 1992. The components of pension expense for each of these years is as follows:
                                                   Amounts in millions
                                                 1994     1993     1992
Current service cost                            $ 3.6    $ 2.9    $ 3.1

Interest cost                                    25.6     25.2     24.9

Return anticipated on
plan assets for the year
(actual $2.8 million,
$70.9 million, and
$10.4 million for the
respective years)                               (23.8)   (22.7)   (23.6)

Other components of
pension expense, net                              4.8      2.7      1.4

U.S. pension expense                             10.2      8.1      5.8
Non-U.S. pension expense                          1.3      1.1      1.0
                                                $11.5    $ 9.2    $ 6.8

The following tables reconcile the funded status of the Company's
U.S. pension plans and the amounts recognized on the Company's
Balance Sheet:
                                                      Amounts in millions
                                                      Assets  Accumulated
                                                      Exceed    Benefits
                                                   Accumulated   Exceed
December 31, 1994                                    Benefits    Assets
Accumulated benefit obligation, including
non-vested benefits of $11.3 million. . . . .        $ 81.5      $229.9

Projected benefit obligation. . . . . . . . .        $ 96.8      $232.4

Unrecognized past service cost. . . . . . . .            .7        (5.7)

Unrecognized net loss from past experience
  different from that assumed. . . . . . . . .        (16.5)      (34.6)

Unrecognized transition asset. . . . . . . . .          1.1          .3

Plan assets at fair value                            (121.2)     (178.9)

Adjustment required to recognize
minimum liability. . . . . . . . . . . . . .                       37.8

Accrued (prepaid) pension cost . . . . . . .         $(39.1)     $ 51.3

December 31, 1993
Accumulated benefit obligation, including
non-vested benefits of $13.5 million. . . . .        $ 90.9      $237.0

Projected benefit obligation. . . . . . . . .        $110.0      $237.0

Unrecognized past service cost. . . . . . . .           -          (1.2)

Unrecognized net loss from past experience
different from that assumed  . . . . . . . . .        (34.6)      (30.0)

Unrecognized transition asset  . . . . . . . .          1.4          .4

Plan assets at fair value . . . . . . . . . .        (111.5)     (194.8)

Adjustment required to recognize
     minimum liability . . . . . . . . . . . .                     30.8

Accrued (prepaid) pension cost . . . . . . . .       $(34.7)     $ 42.2

The discount rates used to determine the projected benefit obligation were 8.25% in 1994 and 7.25% in 1993. The rate of increase in future compensation for determining the projected benefit obligation was 5.4%. The expected rate of return on plan assets ranged from 8.25% to 8.5% in 1994 and from 8.75% to 8.85% in 1993.

Balance sheet liabilities for worldwide pensions totaled $21.1 million and $14.9 million at December 31, 1994 and 1993, respectively. Of these figures, U.S. plans accounted for $12.2 million and $7.5 million in 1994 and 1993, respectively, while foreign plans accounted for $8.9 million and $7.4 million in 1994 and 1993, respectively.

The Company also has certain defined contribution plans in the United States and Italy. Expense relating to these plans totaled
$4.4 million, $2.9 million, and $4.0 million in 1994, 1993, and 1992, respectively.

POSTRETIREMENT HEALTH CARE AND LIFE
INSURANCE BENEFITS

The Company provides certain health care and life insurance benefits for retired employees, including certain retirees of previously owned businesses, including CAPCO. Substantially all of the Company's U.S. employees may become eligible for these benefits upon retirement. The coverage is provided on a non-contributory basis for most retirees who retired prior to August 1986, and on a contributory basis for post-August 1986 retirees and all active employees.

The Company does not fund its postretirement benefit plans. The following table presents a reconciliation of the Accumulated Postretirement Benefit Obligation (APBO) to the liability for such costs recognized on the Company's Balance Sheet as of December 31,
1994 and 1993:
                                                    Amounts in millions
                                                      1994        1993
Accumulated Postretirement
Benefit Obligation (APBO):
        Retirees                                     $229.8      $251.5

        Fully eligible active
        participants                                   15.4        12.8

Other active participants                              23.5        20.3

        Total APBO                                    268.7       284.6
Unrecognized past
service cost                                           10.3        11.6

Unrecognized loss from
changes in assumptions                                (16.0)      (43.4)

Accrued postretirement
benefit cost                                         $263.0      $252.8




Net periodic postretirement benefit expense for each of the three years ended December 31 was comprised of the following components:
                                                Amounts in millions
                                            1994       1993        1992
Service cost of benefit earned             $ 1.9      $ 1.3       $ 1.4
Interest cost on APBO                       21.0       21.5        21.2
Other                                                   (.6)        (.6)
Net periodic postretirement
benefit expense                            $22.9      $22.2       $22.0

In measuring the projected APBO for 1994, 1993, and 1992, medical inflation trend rates were initially assumed at 13%, 13%, and 13%, with such rates trending downward to 5%, 5%, and 5%, respectively, by 2000. The weighted average discount rates used in each year were 8.5%, 7.5%, and 8.25%. If the health care cost trend rate were to be increased by 1%, the APBO as of December 31, 1994, would increase by approximately $24.9 million, and the net periodic postretirement expense would increase by approximately $2.3 million.

LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

The Company has a Leveraged Employee Stock Ownership Plan (LESOP) for eligible U.S. employees. The Company loaned the LESOP $85 million, which the LESOP used to purchase 2,741,936 shares of Clark Common Stock from the Company. Clark has agreed to make future contributions to the LESOP to service this debt. The related obligation offsets the note due from the LESOP in Clark's Balance Sheet.

The Clark Common Stock purchased with the loan proceeds is held by the LESOP trustee as collateral for the loan owed to Clark. Each year, the Company makes contributions to the LESOP which in turn are used to make loan principal and interest payments. With each principal and interest payment, the LESOP allocates a portion of the Common Stock to participating employees. As of December 31, 1994 and 1993, there were 1,905,212 and 1,730,551 shares, respectively, allocated to participants.

The LESOP is designed to fund the Company's contributions to the Clark Savings and Investment Plan and the Clark Retirement Program for Salaried Employees. Currently, the Plan is only being used to fund the salaried retirement program.

The benefits of the LESOP are integrated with those of the Clark Retirement Program for Salaried Employees, a defined benefit pension plan. Benefits accrued by each participant under the pension plan after 1984 are offset by the value (converted to a pension equivalent basis) of his or her account in the LESOP, so that the LESOP satisfies part or all of the benefit obligation and reduces the funding requirements of the pension plan. In the event that a participant's LESOP account exceeds the pension benefit after 1984, the participant is entitled to the full LESOP benefit.


The outstanding balance of the loan from Clark to the LESOP is repayable in semi-annual installments of $2.6 million, with the aggregate amount then remaining unpaid to be paid on July 1, 2001. Interest is payable quarterly at a rate equal to LIBOR plus .25% for the period October 1, 1992, through final maturity. The outstanding balance under the loan as of December 31, 1994, was $35.2 million.

At the time the LESOP was established, the value of shares purchased was established as an offset to Clark's equity. This offset is reduced as shares are allocated to participants in conjunction with Clark's annual contributions to the LESOP.

CONTINGENCIES

Environmental

The Company is involved in environmental clean-up activities or litigation in connection with eight former waste disposal sites and four former plant locations. The Company also is involved in an environmental clean-up action at one current location. Additionally, the Company is a defendant in a lawsuit filed by the United States Environmental Protection Agency (EPA) that seeks civil penalties for alleged violations of the Clean Water Act, arising out of the discharge of certain metal finishing wastewaters generated at a current plant operating site.

At each of the eight waste disposal sites, Clark contracted with independent waste disposal operators to properly handle the disposal of its waste. The EPA also has identified other parties responsible for clean-up costs at the waste disposal sites. The Company has and will continue to accrue for these costs when the liability can be reasonably estimated. As of December 31, 1994 and 1993, the Company had reserves of approximately $16.0 million and $16.4 million, respectively, for potential future environmental clean-up costs. The environmental reserves represent Clark's current estimate of its liability for environmental clean-up costs and are not reduced by any possible recoveries from insurance companies. The Company's estimate of its liability is based upon:
1) the estimated costs of investigating and remediating the environmental contamination at each site and 2) the Company's estimated share of the liability at the site. Estimated costs of remediation can change as the site investigation and remediation progresses and additional information becomes available. Further, these estimated costs can change if the selected remedial action at a site is not effective and additional work is required. In addition, the development of new remediation technologies could impact these costs.

In estimating its share of the potential liability at a site, the Company takes into account the contributions to the clean-up costs that will be paid by other potentially responsible parties. The Company's share of the potential liability could therefore change if other potentially responsible parties become financially insolvent or dispute their liability. As a result of the possibility of changes in remedial cost estimates and in the Company's share of liability, the Company continually monitors the adequacy of its reserves and makes adjustments as necessary. Based upon the information presently available to it, the Company does not believe that it will incur any material costs in excess of the amount of its reserves as a result of any such changes.

Although management cannot determine whether or not a material effect on future operations is reasonably likely to occur, it believes that the recorded reserve levels are appropriate estimates of its potential liability for environmental clean-up costs. Further, management believes that the additional maximum exposure level in excess of the recorded reserve level would not be material to the financial condition of the Company. Although settlement of the reserves will cause future cash outlays, it is not expected that such outlays will materially impact the Company's liquidity position. The Company's expenditures in 1994 and 1993 relating to environmental compliance and clean-up activities approximated $2.1 million and $2.6 million, respectively.

Sale of CMHC

The Company sold its forklift truck business, CMHC, to Terex in 1992. As part of the sale, Terex and CMHC assumed substantially all of the obligations of the Company relating to CMHC operations, including: 1) contingent liabilities of the Company with respect to floor plan and rental repurchase agreements, 2) certain guarantees of obligations of third parties, and 3) existing and future product liability claims involving CMHC products. In the event that Terex and CMHC fail to perform or are unable to discharge any of the assumed obligations, the Company could be required to discharge such obligations.

1) Repurchase Agreements

At the time of the sale, the Company had agreed with an independent finance company to repurchase approximately $220 million of CMHC dealer floor plan and rental inventory in the event of a default by individual dealers for whom the inventory was financed. Since the sale, dealer floor plan and rental inventory obligations have been liquidating in the normal course of business and stand at approximately $42 million at December 31, 1994. These obligations will continue to liquidate in an orderly fashion. The Company will not be required to perform these repurchase obligations unless the dealer defaults on the underlying obligations and Terex and CMHC default on their repurchase obligations. Should that occur, the collateral value securing the obligations should be sufficient to reduce any loss to an immaterial amount.




2) Third-Party Guarantees

The Company has guaranteed approximately $16 million of obligations of third parties relating to the CMHC operation. Approximately $10 million of these guarantees relate to national account rental arrangements with a number of large, creditworthy customers. Approximately $6 million relate to capital loans given by a finance company to independent CMHC dealers, which are secured by a lien on substantially all of the dealer's assets. These guaranteed obligations are expected to liquidate over time. The Company believes, based on past experience, that the national account customers and dealers, who are the primary obligors, will meet their obligations, resulting in immaterial losses to the Company regardless of whether CMHC and Terex are able to perform their obligations.

3) Product Liability Claims

CMHC had approximately $45 million of reserves relating to existing product liability claims at the time of the sale. Future accidents are likely to occur, which could result in increased product liability exposure over time. The Company could incur losses relating to these product liability claims if CMHC and Terex fail to perform their obligations. The impact of any such losses would be mitigated by available tax benefits and by insurance coverage that is available for catastrophic losses. Cash settlement of product liability claims are generally made over extended periods of time, thereby significantly reducing the impact on cash flow in any one year.

Uncertainty exists as to the ultimate effect on Clark if Terex and CMHC fail to perform these obligations and commitments. While the aggregate losses associated with these obligations could be material, the Company does not believe such an event would materially affect the Company's ability to meet its cash.

requirements.

In their latest report on the financial statements that were filed as a part of Terex's 10-K for 1992, Terex's independent accountants indicated that Terex's recurring losses, its capital deficiency, and its inability to borrow additional funds under a bank lending agreement raised doubts about Terex's ability to continue as a going concern. Terex has filed its report on Form 10-Q for the third quarter of 1994 which indicates that it has reported net income for the three and nine month periods ended September 30, 1994, of $1.0 million and $.2 million, respectively. This compares with losses of $15 million and $45 million for the three and nine month periods ended September 30, 1993. The third quarter and nine month 1994 results include $4.3 million and $29.1 million, respectively, of gains related to sales of non-strategic assets. According to this Form 10-Q, cost-reduction actions have been implemented during 1994 and additional asset sales are expected to be completed in the fourth quarter of 1994. In its 10-Q, Terex indicates that with its existing credit facilities and through its other financing and cash-generating activities, it expects to be able to meet its obligations on a timely basis.

Other

The Company is self-insured with respect to product liability risk, although insurance coverage is obtained for catastrophic losses. The Company has pending approximately 57 claims, with respect to which approximately 30 suits have been filed alleging damages for injuries or deaths arising from accidents involving products manufactured by the Company's continuing operations. In the aggregate, these claims could be material to the Company. At December 31, 1994 and 1993, the Company had reserves of approximately $19.1 and $16.6 million, respectively, related to product liability exposures for known claims and for claims anticipated to have been incurred that have not yet been reported. The reserves, which have been determined based upon actuarial calculations using historical claims experience, have been grossed up by expected recoveries from insurance companies of $5.7 million and $5.0 million, respectively.

The Company is involved in numerous other lawsuits arising out of the ordinary conduct of its business. These lawsuits pertain to various matters, including warranties, civil rights, and other issues. The ultimate results of these claims and proceedings at December 31, 1994, are subject to a high degree of estimation and cannot be determined with complete precision. However, in the opinion of management, either adequate provision for anticipated costs have been made through insurance coverage or accruals, or the ultimate costs will not materially affect the consolidated financial position of the Company.

The Company has given certain guarantees to third parties and has entered into certain repurchase arrangements relating to product distribution and product financing activities involving the Company's continuing operations. As of December 31, 1994, guarantees are approximately $25 million and repurchase arrangements relating to product financing by an independent finance company approximate $82 million. It is not practicable to determine the additional amount subject to repurchase solely under dealer distribution agreements.

Under the repurchase arrangements relating to product distribution and product nancing activities, when dealer terminations do occur, a newly selected dealer generally acquires the assets of the prior dealer and assumes any related financial obligation. Accordingly, the risk of loss to Clark is minimal, and historically Clark has incurred only immaterial losses relating to these arrangements.
The Company enters into forward exchange contracts to protect margins on projected future sales denominated in foreign currencies. Settlement dates on executed contracts are generally not more than 18 months in advance of the original execution date.

At December 31, 1994, forward exchange contracts of approximately
$82 million were outstanding. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of contract delivery and the contracted rate. The Company believes that future sales revenue will generate sufficient foreign currency to meet these commitments.

BUSINESS SEGMENT INFORMATION

The business conducted by the Company's continuing operations is the design, manufacture, and sale of skid-steer loaders, highway paving and construction equipment, and axles and transmissions for off-highway equipment. Sales to the U.S. government account for less than 1% of total sales.

The Company operates in one industry segment, that being "off-highway" products in the capital goods industry. Melroe produces skid-steer loaders, compact excavators, and a limited number of agricultural products. Blaw-Knox manufactures asphalt pavers. Clark-Hurth Components produces off-highway axles and transmissions used principally in construction, mining, and material handling applications.

Sales and operating profit reflect amounts sourced from the identified geographic areas.

Identifiable assets are those that are used in the Company's operations in each geographic area. Corporate assets are principally cash, short-term investments, equity investments, deferred tax assets, and fixed assets maintained for general corporate purposes.

Unallocated corporate and other expenses include certain continuing costs related to previously disposed businesses. These are principally "interest" costs related to discounted pension and retiree health care liabilities.

There was no single customer from which at least 10% of total revenue was derived during 1992-1994. In addition to the European sales reflected on page 42 that are manufactured and sourced from European locations, Clark manufactures in the United States and exports to Europe and other foreign locations. These amounts are as follows:
                                                   Amounts in millions
                                                 1994      1993     1992
Canada                                         $ 31.5    $ 23.2   $ 19.2
Europe                                          125.1     108.1    136.2
South America                                    18.0      11.5      9.5
Asia/Pacific                                     27.3      17.2     13.7
                                               $201.9    $160.0   $178.6

GEOGRAPHIC SEGMENTS
Amounts in millions

                                Sales                Operating Profit         Identifiable Assets
                        1994     1993     1992     1994     1993     1992    1994     1993     1992
SOURCE:

North America         $763.3   $562.3   $501.4   $116.5    $64.9    $55.5  $436.7   $251.5   $228.7

Europe                 183.3    129.7    157.1     15.9      4.2      3.9   244.2    200.5    238.4

Transfers between areas:

  North America         26.5     16.3     15.0

  Europe                26.8     12.0     10.9

  Eliminations         (53.3)   (28.3)   (25.9)                             (10.6)    (7.9)    (6.8)

                       946.6    692.0    658.5    132.4     69.1     59.4   670.3    444.1    460.3

Unallocated corporate
and other                                         (20.3)   (21.9)   (18.1)  327.7    341.2    269.4

Interest expense                                  (20.0)   (21.4)   (23.5)

Continuing
     operations*      $946.6   $692.0   $658.5   $ 92.1    $25.8    $17.8   998.0    785.3    729.7
Discontinued
     operations                                                             195.9    218.0    229.0

Total                                                                    $1,193.9 $1,003.3   $958.7


*Pre-tax income and assets from continuing operations.

                                            -39-


CHANGES IN STOCKHOLDERS' EQUITY
Amounts in millions, except share data
                                                      Retained                                                  Fair Market
                                          Capital in  Earnings     Value of            Cumulative               Value
                                 Capital  Excess of  (Accumulated  LESOP    Treasury   Translation  Pension     Adjustment-
                                 Stock    Par Value   Deficit)     Shares    Stock     Adjustment   Adjustment  CAPCO      Total
Balance, DECEMBER 31, 1991      $143.9    $179.0      $(20.9)      $(40.6)   $(52.0)   $41.5       $(13.4)      $  -       $237.5
  Net income                                            66.0                                                                 66.0
  LESOP shares allocated
    to employees                                                      4.9                                                     4.9
  Pension liability in excess of
    unrecognized prior service
    cost, net of tax-Clark                                                                            (.5)                    (.5)
  Pension liability in excess of
   unrecognized prior service
    cost, net of tax-VME.                                                                            (4.0)                     (4.0)
  Shares issued-treasury
    (39,647 shares)                         (.2)                                1.1                                              .9
  Amortization of unearned
    restricted stock                                     .2                                                                      .2
  Effect of exchange rates                                                             (52.4)                                 (52.4)

Balance, DECEMBER 31, 1992      143.9     179.2        44.9         (35.7)    (50.9)   (10.9)       (17.9)          -         252.6
  Net income                                           48.0                                                                    48.0
  LESOP shares allocated
    to employees                                                      4.4                                                       4.4
  Pension liability in excess of
    unrecognized prior service
    cost, net of tax-Clark                                                                           (6.8)                     (6.8)
  Pension liability in excess of
    unrecognized prior service
    cost, net of tax-VME                                                                             (6.3)                     (6.3)
  Shares issued-treasury
    (48,164 shares)                .1       .3          (.2)                    1.2                                             1.4
  Amortization of unearned
    restricted stock                        .1                                                                                   .1
  Effect of exchange rates                                                             (25.2)                                 (25.2)
Balance, DECEMBER 31, 1993      144.0    179.6         92.7         (31.3)    (49.7)   (36.1)       (31.0)          -         268.2
  Net income                                          161.9                                                                   161.9
  LESOP shares allocated
    to employees                                                      5.4                                                       5.4
  Pension liability in excess of
    unrecognized prior service
    cost, net of tax-Clark                                                                           (3.1)                     (3.1)
 Reclassification of
    pension liability in excess of
    unrecognized prior service
    cost, net of tax-VME                                                                             12.3                      12.3
  Shares issued-treasury
    (78,744 shares)                        .7                                   1.5                                             2.2
  Stock purchase
    plan awards                           (.2)                                                                                  (.2)
  LESOP forfeiture
    (80,022 shares)                                                            (5.3)                                           (5.3)
  Effect of exchange rates                                                               6.2                                    6.2
  Unrecognized gain on invest-
    ment available for sale                                                                                       4.6           4.6

Balance, DECEMBER 31,1994      $144.0  $180.1       $254.6         $(25.9)   $(53.5)  $(29.9)      $(21.8)     $  4.6        $452.2



                                                              -40-

QUARTERLY INFORMATION (UNAUDITED)
Amounts in millions, except per share data

                        1st Quarter             2nd Quarter             3rd Quarter        4th Quarter             Year
                        1994    1993        1993            1994    1993        1994    1993        1994    1993
Net sales*             $205.2  $163.0          $242.5  $187.4         $249.2  $167.1      $249.7  $174.5     $946.6  $692.0

Gross profit*            43.1    33.8            52.5    40.3           53.2    30.7        50.3   30.1       199.1   134.9

Income before
effect of a change in
accounting principle     26.9     2.5            62.5    10.8           32.3    10.1        40.2   18.4       161.9    41.8

Effect of
accounting change                 6.2                                                                                   6.2

 Net income              26.9     8.7            62.5    10.8           32.3    10.1        40.2   18.4       161.9    48.0

Information per share
of Common Stock:

Income before effect
of a change in accounting
principle                $1.54    $.15           $3.59   $.62           $1.86   $.58       $2.31   $1.06      $9.30   $2.41

Effect of
accounting change.                 .35                                                                                  .35

     Net income.          1.54     .50            3.59    .62            1.86    .58        2.31    1.06       9.30    2.76

     Common Stock prices:

          High          65 5/8   24 1/8          69 1/8  34 3/4          71 1/8  48 1/2    70 3/4  53 3/4     71 1/8  53 3/4

          Low           50 1/8  19 5/8           55 3/4  22 1/2          59 1/4  34 1/4    51 1/8  45 1/8     50 1/8  19 5/8


*The first quarter of 1994 and all the periods of 1993 have been restated to reflect the deconsolidation of the automotive business. The principal market on which the Company's
Common Stock is traded is the New York Stock Exchange. The high and low sales prices of the Common Stock shown in the preceding table are prices as reported in the Composite
Transaction Reporting System. The approximate number of stockholders totaled 2,076 and
2,331 at December 31, 1994 and 1993, respectively. No cash dividends were paid on the
Company's Common Stock during 1994 or 1993.





                                              -41-
/TABLE

SUBSEQUENT EVENTS

On February 3, 1995, the Company announced that it will make a tender offer to purchase for cash all of the outstanding shares of Club Car, Inc., a leading manufacturer of golf cars and light utility vehicles. The purchase price is expected to aggregate approximately $237 million,plus transaction costs. For the year ended September 30, 1994, Club Car reported sales of approximately $186 million, and at September 30, 1994, had tangible net worth of about $17 million. The Company expects to fund this acquisition with its available cash, through use of its revolving credit facility, and eventually through use of net proceeds from the sale of VME, which should amount to about $430 million after payment of taxes and costs of the transactions.

The Company also announced on February 3, 1995, that its Board of Directors has authorized the repurchase of as many as 3 million shares of its common stock. It is expected that proceeds from the VME sale will be partially used to fund this repurchase program.

REPORT OF INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP


Stockholders and Board of Directors
Clark Equipment Company
South Bend, Indiana

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Clark Equipment Company and its consolidated subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Notes to the Consolidated Financial Statements, effective January 1, 1992, the Company changed its method of accounting for income taxes and effective January 1, 1993, the Company's 50%-owned joint venture, VME Group, N.V., changed its methods of accounting for income taxes and postretirement health care and life insurance benefits.





/S/ Price Waterhouse LLP

Price Waterhouse LLP
South Bend, Indiana
March 6, 1995

REPORT BY MANAGEMENT

The preceding financial statements have been prepared by management in conformity with generally accepted accounting principles appropriate in the circumstances. In the preparation of this report, some estimates are necessary and they are made based on currently available information and judgment of current conditions and circumstances. Management is also responsible for all other information contained in this report.

Management maintains and depends upon the Company's system of internal controls in meeting its responsibilities for reliable financial statements. This system is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative cost and expected benefits of these controls.

The financial statements have been audited by the independent accounting firm, Price Waterhouse LLP. Their role is to render an independent professional opinion on management's financial statements to the extent required by generally accepted auditing standards. In addition to the use of independent accountants, the Company also utilizes an independent professional staff of internal auditors who conduct operational and special audits.

The Board of Directors elects an Audit Committee from among its members, no member of which is an employee of the Company. The Audit Committee is responsible to the Board for reviewing the accounting and auditing procedures and financial practices of the Company and for recommending appointment of the independent accountants. The


Audit Committee meets periodically with management, professional internal auditors, and the independent accountants to review the work of each and satisfy itself that they are properly discharging their responsibilities. Both the independent accountants and the independent professional internal auditors have free access to the Committee, without the presence of management, to discuss their observations on internal controls and to review the quality of financial reporting.

FINANCIAL REVIEW
The following are certain selected financial data of Clark Equipment Company and its consolidated subsidiaries for the five years ended December 31, 1994.
(Dollars in thousands, except per share data.)
                                        1994        1993*       1992*       1991*       1990*
NET SALES                            $ 946,599   $ 692,022   $ 658,535   $ 589,186   $ 673,198
OPERATING COSTS AND EXPENSES:
Cost of goods sold                     747,492     557,138     544,294     524,740     555,247
Selling, general and
   administrative expenses             107,668     102,699      87,905      88,249      89,931
                                       855,160     659,837     632,199     612,989     645,178
Operating income (loss)                 91,439      32,185      26,336     (23,803)     28,020
Other income, net.                      20,671      15,016      14,934      12,196      15,721
Interest expense                       (19,966)    (21,426)    (23,481)    (23,841)    (18,880)
Pre-tax income (loss) from
  continuing operations                 92,144      25,775      17,789     (35,448)     24,861
Provision (credit) for
  income taxes                          29,329       4,196       5,773      (4,988)     12,166
Income (loss) from
  continuing operations                 62,815      21,579      12,016     (30,460)     12,695

Discontinued operations:
Income (loss) from
  discontinued operations               66,236      20,290     (46,577)     (62,878)     36,767
Gain on sales                           32,884         -         8,519         -           -
Income (loss) from
  discontinued operations               99,120      20,290     (38,058)     (62,878)     36,767
Income (loss) before extraordinary
  credit and effect of changes in
  accounting principles                161,935      41,869     (26,042)     (93,338)     49,462
Income tax benefit from
  loss carryforward                       -           -           -             718      10,837
Effect of accounting changes:
    Postretirement benefits               -           -           -        (244,900)       -
    Income taxes                          -          6,150      92,000         -           -
NET INCOME (LOSS)                    $ 161,935    $ 48,019    $ 65,958    $(337,520)  $  60,299

INCOME (LOSS) PER SHARE:
     From continuing operations       $  3.61      $  1.24       $   .69   $  (1.76)    $  .74
     From discontinued operations        5.69         1.17         (2.19)     (3.64)      2.13
     Extraordinary credit                 -            -             -          .04        .63
     From effect of accounting changes    -            .35          5.31     (14.16)       -
     Net income (loss)                $  9.30      $  2.76       $  3.81   $ (19.52)    $ 3.50
Cash dividends per share                  -           -            -            -          -

Average number of shares used to
compute net income per share       17,412,484   17,421,013   17,333,516  17,292,945   17,237,448

Total assets                       $1,193,899   $1,003,274     $958,691  $1,119,950   $1,100,274

Long-term debt                        193,294      204,770      186,629     216,949      129,562

*Restated to reflect the deconsolidation of previously owned businesses, and to reflect the equity in net results of VME Group N.V. as a discontinued operation.








                                  -45-